QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(B)

Ditech Networks Announces
Preliminary Results of Dutch Auction Self-Tender Offer
for Shares of Its Common Stock

Mountain View, California, October 1, 2007—Ditech Networks, Inc. (Nasdaq: DITC), today announced the expiration of its modified Dutch auction self-tender offer to purchase up to 9,100,000 shares of its common stock. The tender offer expired at 5:00 p.m., New York City time, on September 28, 2007.

Based on the preliminary tabulation by the depositary, the tender offer was not oversubscribed as approximately 7.7 million shares were validly tendered and not withdrawn, including counting shares subject to guaranteed delivery. Based on this preliminary tabulation, the purchase price for the tender offer would be $5.50 per share. The number of shares tendered and purchase price in the tender offer are preliminary and subject to adjustment based on shares validly tendered pursuant to guaranteed delivery procedures. The tender offer price range was $4.90-$5.50 per share.

After the depositary verifies the actual number of shares validly tendered and not withdrawn, including shares tendered pursuant to guaranteed delivery procedures, Ditech Networks will promptly announce the actual number of shares tendered and not withdrawn and the purchase price. Promptly after such announcement, the depositary will issue payment for the shares validly tendered and accepted for purchase in the tender offer. Ditech Networks currently expects that the number of shares to be purchased in the tender offer and the purchase price will be announced on or about October 4, 2007 and that payment for all shares purchased will be made promptly thereafter.

The information agent for the tender offer is D. F. King & Co., Inc. The depositary is Wells Fargo Bank, N.A. For questions and information please contact the information agent toll free at (800) 488-8075.

About Ditech Networks

Ditech Networks supplies voice processing equipment for telecommunication networks around the world. Ditech Networks' solutions incorporate advanced voice processing, Session Initiation Protocol (SIP), and security technologies delivered on carrier-grade scalable platforms to enhance the delivery of communications services over mobile, Voice over IP, and wireline networks. Ditech Networks' customers are premier network operators including Verizon Wireless, Sprint/Nextel, Orascom Telecom, and others that collectively serve more than 150 million subscribers. Ditech Networks is headquartered in Mountain View, California. For more information, visit http://www.ditechnetworks.com.

Press Contact: Rob Adler PR@vantage for Ditech Networks +1 415-984-1970 x104 radler@pr-vantage.com	Investor Contact: Bill Tamblyn Ditech Networks +1 650-623-1309

QuickLinks

Ditech Networks Announces Preliminary Results of Dutch Auction Self-Tender Offer for Shares of Its Common Stock